Exhibit 99.2

Tsakos Energy Navigation Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 2020 Annual Meeting Proxy Card 1234 5678 9012 345 q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q A Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 – 5. 1. to re-elect two directors who retire by rotation; 01—Michael G. Jolliffe 02—Nicholas F. Tommasino Mark here to vote FOR all nominees Mark here to WITHHOLD vote from all nominees 01 02 For All EXCEPT—To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered box(es) to the right. 2. to receive and consider the Company’s 2019 audited 3. to appoint Ernst & Young (Hellas), Certified Auditors-financial statements; Accountants S.A. (Ernst & Young (Hellas)), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2020 and to authorize the Audit Committee of the Board of Directors to set their remuneration; 4. to approve the directors’ remuneration; 5. to approve the resolution set out below: RESOLVED, to approve a reverse share split (the “Reverse Share Split”) of the 175,000,000 authorized Common Shares, $1.00 par value per share, of Tsakos Energy Navigation Limited whereby each five (5) Common Shares Any other business that properly comes before the meeting. will be consolidated into and become one (1) Common Share, $5.00 par value per share, subject to the payment of cash in lieu of fractional Common Shares; with such Reverse Share Split to be effective as of the open of business on June 1, 2020. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.

2020 Annual Meeting Admission Ticket 2020 Annual Meeting of Tsakos Energy Navigation Limited Shareholders May 28, 2020, 3:00pm Greek local time 367 Syngrou Avenue, 17564, P. Faliro, Athens, Greece Upon arrival, please present this admission ticket and photo identification at the registration desk. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/TNP q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q TSAKOS ENERGY NAVIGATION LIMITED + Notice of 2020 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — May 28, 2020 Efstratios Georgios Arapoglou, and if Mr. Arapoglou is not present, any director of the Company, with full power of substitution, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Tsakos Energy Navigation Limited to be held on May 28, 2020 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxy will have authority to vote FOR the election of the Board of Directors and FOR items 2-5. In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) C Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below.